Exhibit 20.1

PARTNERS FIRST CREDIT CARD MASTER TRUST

EXCESS SPREAD ANALYSIS—APRIL 2003

Series	* 1998-3
Deal Size	$750 MM
Expected Maturity	07/15/03

Yield	5.67%
Less: Coupon	1.40%
Servicing Fee	0.34%
Net Credit Losses	2.25%
Excess Spread:
April-03	1.68%
March-03	2.59%
February-03	1.86%
Three month Average Excess Spread	2.04%

Delinquencies:
30 to 59 Days	1.65%
60 to 89 Days	1.18%
90 + Days	2.45%
Total	5.28%

Payment Rate:	9.41%